July 27, 2006	Via Fax: (202) 772-9368

United States Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Attention:	Mr. Jonathan Duersch
Division of Corporate Finance

Dear Sirs:

Re:	Vermilion Energy Trust
Form 40-F for the Fiscal Year under December 31, 2005 File No: 0-50832

We are in receipt of your letter dated July 20, 2006 which provides comments on Vermilion’s filing as noted above. We will respond to your comments in due course, however, we kindly request that you acknowledge that a response by August 24, 2006 will be acceptable rather than a response within 10 business days as requested in your letter. The primary reasons for the delay in providing our response is that we are currently in the middle of preparing our second quarter financial statements and related filings combined with the fact that it is also summer vacation season for staff.

I trust you will find our proposed timeline satisfactory and we look forward to resolving the issues addressed in due course.

Yours very truly,

“Original document signed on file”

/s/ Curtis W. Hicks

Curtis W. Hicks, CA
Executive Vice President & C.F.O.